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                                                                    Exhibit 11



Computation of Net Income Per Share
Quaker State Corporation and Subsidiaries

                                                                  Quarter Ended       Six Months Ended
                                                                 6/30/94   6/30/93   6/30/94   6/30/93
 (in thousands except per share data, unaudited)
1. Net income (loss)                                              $5,069    $4,381   $10,652    $7,784

2. Average number of shares of capital stock outstanding          27,256    27,182    27,268    27,165

3. Shares issuable upon exercise of dilutive stock
   options outstanding during the period, based on
   average market prices                                             104        22        90        22


4. Shares issuable upon exercise of dilutive stock
   options outstanding during the period, based on
   higher of average or period-end market prices                     104        22        90        22

5. Average number of capital and capital equivalent
   shares outstanding (2 + 3)                                     27,360    27,204    27,358    27,187

6. Average number of capital shares outstanding,
   assuming full dilution (2 + 4)                                 27,360    27,204    27,358    27,187

7. Net income (loss) per capital and capital equivalent share
   (1 divided by 5)                                                 $.19      $.16      $.39      $.29

8. Net income (loss) per capital share assuming full dilution
   (1 divided by 6)                                                 $.19      $.16      $.39      $.29


   The accompanying notes are an integral part of the financial statements.